

November 10, 2011

<u>Via E-mail</u>
Jaime Alberto Velásquez Botero
Vice President of Finance
Bancolombia S.A.
Carrera 48 #26-85, Avenida Los Industriales
Medellín, Colombia

    Re: **Bancolombia S.A.**
                Form 20-F for Fiscal Year Ended December 31, 2010
                Filed April 28, 2011
                File No. 001-32535

Dear Mr. Velásquez Botero:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require

                Sincerely,

                /s/ Stephanie L. Hunsaker

                Stephanie L. Hunsaker
                Senior Assistant Chief Accountant